

December 1, 2014

<u>Via E-mail</u>
Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

     Re: **Icahn Enterprises L.P.**
             Icahn Enterprises Holdings L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 3, 2014
             File No. 1-09516

Dear Mr. Cozza:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/H. Roger Schwall

                         H. Roger Schwall
                         Assistant Director